FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2002


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---





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          Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of
          Form 6-K:

          Exhibit 99.1: a press release dated November 27, 2002, announcing that the Company's shareholders approved the reverse stock split proposed by the Board of Directors at an extraordinary shareholders meeting held on November 25, 2002.










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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Korea Thrunet Co., Ltd.



Date: November 29, 2002                 By: /s/ Yong S. Lee
                                           --------------------------
                                        Name: Yong S. Lee
                                        Title: Head of IR Team




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                                  EXHIBIT INDEX



Exhibit     Description
-------     -----------

99.1 a press release dated November 27, 2002, announcing that the Company's shareholders approved the reverse stock split proposed by the Board of Directors at an extraordinary shareholders meeting held on November 25, 2002.